Exhibit 99.1

Bright Scholar Expands Overseas School Portfolio

Enters Into Agreement to Acquire Two K12 Schools in UK

FOSHAN, China, June 20, 2019 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it entered into agreements to acquire 100% equity interests in St. Michael’s School and Bosworth Independent College in the United Kingdom for a total consideration of GBP 38 million. The Company targets to close the transactions in September 2019, subject to the satisfaction of customary closing conditions and the completion of relevant corporate and regulatory procedures.

St. Michael’s School is an established independent school in the UK. Located in Llanelli, Wales, it offers day and boarding education from age 3 to 18. Established in 1923, the school has an inclusive philosophy for all its students based on a traditional UK education, being named Welsh Independent Secondary School of the Year 2019 in The Sunday Times Parent Power rankings and regularly ranking in the UK’s top 30 Independent Schools for A level results. The school currently has more than 400 students, comprised predominantly of day students as well as boarders from more than 16 countries.

Bosworth Independent College is a leading independent boarding college in the UK. Located in Northampton, England, it provides independent boarding education to pupils from the UK and abroad from 13 to 19 years of age. Established in 1977, it was ranked in the UK’s Top 100 Coeducational Boarding Schools by A Level results in 2018. The school has more than 300 students, including more than 200 boarders from 39 countries.

Mr. Jerry He, Executive Vice Chairman of Bright Scholar, comments, “St. Michael’s School and Bosworth Independent College will be great additions to Bright Scholar’s expanding portfolio of overseas K-12 schools. The acquisition is another important step as Bright Scholar continues to build a global network of premium schools, which will unlock tremendous opportunities for teachers and students through our global platform. Bright Scholar is growing to a global premium education service provider.”

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2019, Bright Scholar operated 69 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first six months of the 2019 school year ended February 28, 2019, Bright Scholar had an average of 42,035 students enrolled at its schools.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, consummation of the proposed acquisition, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

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